SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MECHANICAL DYNAMICS, INC.
(Name of Subject Company (Issuer))

MSC.SOFTWARE CORPORATION
MSC ACQUISITION II CORP.
(Names of Filing Persons—Offerors)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

583521 10 9
(CUSIP Number of Class of Securities)

Louis Greco, Chief Financial Officer
MSC.Software Corporation
2 MacArthur Place
Santa Ana, California 92707
TELEPHONE: (714) 540-8900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
Richard Boehmer, Esq.
O'Melveny & Myers LLP
400 S. Hope Street
Los Angeles, California, 90071
TELEPHONE: (213) 430-6000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐    Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Press Contact:	Investor Contact:
Todd Evans Media Relations MSC.Software (714) 445-3066 todd.evans@mscsoftware.com	Joanne Keates Director of Investor Relations MSC.Software (714) 444-8551 joanne.keates@mscsoftware.com

MSC.SOFTWARE TO ACQUIRE MECHANICAL DYNAMICS

Strengthens Software Portfolio And Accelerates Product Lifecycle Management Strategy

        SANTA ANA, Calif.—March 18, 2002—MSC.Software Corporation (NYSE: MNS), a leading global provider of simulation software, systems and services, today announced that it has entered into a definitive agreement to acquire Mechanical Dynamics, Inc. (NASDAQ: MDII). Mechanical Dynamics (MDI) is the pioneer and leader in providing functional virtual prototyping products and services. MSC.Software will acquire for cash all of the outstanding shares of MDI for $18.85 per share. The aggregate value of the transaction is approximately $120 million.

        MSC.Software and Mechanical Dynamics will hold a joint conference call to discuss the acquisition on March 18, at 6 am Pacific/ 9 am Eastern. The conference call can be accessed by using the following dial-in numbers: US (800) 374-0151; International (706) 634-4981, conference name: MSC.Software.

        The acquisition of Mechanical Dynamics will expand MSC.Software's core software offerings in the simulation software market, creating a combined customer base of over 10,000 companies. The addition of Mechanical Dynamics complements MSC.Software's existing product and service offerings and will increase MSC.Software's presence in the product lifecycle management (PLM) market to better serve customers.

        "MSC.Software is wholly committed to providing our customers with the best tools to save time and money. The combination of two technology leaders like Mechanical Dynamics and MSC.Software gives customers the very best simulation and prototyping software, systems, and services available anywhere in the world." said Frank Perna. "The fact that our products are so complementary greatly increases the integration opportunity for our customers and our ability to expand our presence within the rapidly growing PLM environment. The acquisition is a natural extension and reinforcement of MSC.Software's vision and strategy, broadening our sales channel, and expanding our software, systems and services offerings to now more than 10,000 active customers."

        "Mechanical Dynamics is pleased to become an important and strategic part of MSC.Software," said Michael E. Korybalski, chairman and CEO of Mechanical Dynamics. "Bringing our products and service offerings together will drive increased efficiency, satisfaction, and success for our mutual customers."

        The Mechanical Dynamics ADAMS® software solutions allow engineers in the automotive, aerospace, rail, general machinery and many other industries to build and test functional virtual prototypes of their complex mechanical system designs. ADAMS technology simulates system-level motion, vibration, durability, and controls of mechanical assemblies. The products use computer-aided design (CAD) component models as input and export time-dependent system loads and boundary conditions for further component performance investigations.

        MSC.Software had 2001 revenues of over $236 million, and Mechanical Dynamics had 2001 revenues of over $57 million. The combined organization will employ over 1,700 people in 22 countries, providing clients with global resources, information technology solutions, engineering software, and support services. The acquisition is expected to be non-dilutive to earnings in fiscal 2002.

        The acquisition will be in the form of a cash tender offer and a follow-on merger, both at $18.85 per share, and is subject to customary conditions, including governmental approvals. The transaction is expected to be completed in the second quarter of 2002. The boards of directors of both companies have approved the transaction. Needham & Company acted as financial advisor to MSC.Software and provided a fairness opinion to the Board of Directors.

        The tender offer statement (including an offer to purchase, letter of transmittal, and related documents), when available, will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Mechanical Dynamics at no expense, and will also be available at no charge on the SEC's web site at www.sec.gov.

About MSC.Software Corporation

        MSC.Software is a leading global provider of simulation software, with related services and systems, that help companies make money, save time and reduce costs associated with designing and testing manufactured products. MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software, services and systems. MSC.Software employs more than 1,300 people in 22 countries. For additional information about MSC.Software's products and services, please visit www.mscsoftware.com.

About Mechanical Dynamics, Inc.

        Mechanical Dynamics' ADAMS® software allows engineering teams to build and test functional virtual prototypes of complex mechanical designs, realistically simulating full-motion behavior on their computers. This helps manufacturers produce better products faster and at lower cost, with reduced risk and increased communication throughout the product development process. The company's products are used widely throughout the automotive, aerospace/defense, rail, and general machinery industries. Building on industry partnerships, strategic acquisitions, a strong product pipeline, and a dedicated team worldwide, Mechanical Dynamics has established itself as the global leader in functional virtual prototyping.

        Except for the historical information contained herein, certain matters discussed in this news release constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Other factors which could cause such results to differ materially from those described in the forward-looking statements include delays in developing, completing, or shipping new or enhanced products, the ability to assimilate acquisitions into MSC's operations, foreign currency translations, and other risks and uncertainties that are detailed in the Company's annual report on Form 10-K and other reports filed by the Company with the Securities and Exchange Commission.

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